

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

Joe Boyer
Chief Executive Officer
Atlas Technical Consultants, Inc.
13215 Bee Cave Parkway Building B, Suite 230
Austin, Texas 78738

> **Re: Atlas Technical Consultants, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 31, 2022**
> **File No. 333-264016**

Dear Mr. Boyer :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: James R. Brown